Sub-Item 77D:  Policies with Respect to Security Investments

RE:  International Index Fund

The Fund's investment objective was changed, based on a shareholder vote, and it was re-named the International Value Fund. It was restructured from a passively managed index fund to an actively managed fund. The key difference between these two styles relates to whether the management actively chooses investments based on detailed research and analysis versus passively investing in another mutual fund that seeks to invest its assets in the securities represented by an index.

The Fund is now actively managed by RE Advisers, acting as advisor, and Mercator Asset Management, L.P., acting as sub-advisor. The Fund's new investment objective will be to seek long-term capital appreciation by investing primarily in equity securities traded principally on markets outside the United States.